Contact

www.linkedin.com/in/wdirks (LinkedIn)
wouterdirks.com/ (Personal)

Top Skills

Team Development
Coaching
Sales Trainings

Languages

Dutch (Native or Bilingual)
English (Native or Bilingual)
German (Professional Working)
Chinese (Mandarin) (Professional Working)

Wouter Dirks

Helping Founders, CEOs & Directors Skyrocket Revenue | Driving Tech Innovation & APAC Sales Strategy @ AmbaFlex
Haarlem, North Holland, Netherlands

Summary

I am a creative, strategic, and passionate leader who puts people first. Fluent in the language of business development & revenue growth.

One of the most exciting things for me is creating growth and helping others grow.

I am a natural problem solver, I love making a difference while keeping the overarching company success in focus.

Experienced global sales & business development leader/architect with a unique specialization in Asian markets.

As well as leading global engineering teams through innovation cycles in product development and product improvement from a customer centric view.

Experience

AmbaFlex Spiral Conveyor Solutions

8 years 10 months

Manager Product Innovation

April 2021 - Present (3 years 5 months)
Netherlands

I lead global product innovation & business development for clients in various markets at industry and product line level.

- Responsible for leading business development & growth from; Ecommerce distribution, Warehousing,
CEP, to a range of other market segments in the broader logistics industry.
- IBT leads research and development & product engineering for new products & features.

- Manage the performance and improvement of our current product portfolio with full P&L responsibility.
- A director-level role in terms of responsibility and oversight

Regional Sales Manager APAC

November 2015 - Present (8 years 10 months)

Shanghai City, China

I have grown the revenue 20x in 4 years, expanding the APAC team from 2 to 90+ in this time period.

- Designed and executed comprehensive growth, sales, and marketing strategies
- Oversaw key aspects of the business, including selecting key hires, establishing local offices & factory in APAC
- Continuously building, training, guiding, and leading the APAC sales team

To'ak Chocolate

Director Board of Directors

2015 - Present (9 years)

Quito, Pichincha, Ecuador

Pushing the boundaries of dark chocolate, sourced from the rarest cacao on earth

Made like a vintage wine, aged like a whisky, and packaged like a work of art. To'ak work closely with local farmers and artists to create a truly unique chocolate experience you will remember a lifetime.

Stork Food & Dairy Systems

5 years

Regional Sales Manager Greater China

2010 - December 2015 (5 years)

• Grew Revenue 20x in 4 years to 15 mil EUR on a shoestring budget.
• Investigated, created and owned the new business development strategy for the Greater China region
• This meant creating the blueprint and executing the strategy
• Building our local organization in China from the ground up

Chief Representative Stork Shanghai

2013 - 2015 (2 years)

Shanghai City, China

As Chief Representative I was responsible for the commercial activities of Stork Food & Dairy Systems in China, Hong Kong, Taiwan, and South-Korea. With the full legal responsibility for Stork SF&DS China, and the Shanghai service and sales office.

Van Rijn Agenturen

International Key Account Manager & Asian B2B Supplier Manager
2007 - 2010 (3 years)
Rotterdam Area, Netherlands

As manager at Van Rijn Agenturen my job consisted out of an exciting mix between:
• Negotiating and maintaining partner relationships with different factories in China, Vietnam, & Korea.
• Global key account management in Germany, England, Netherlands, and France.
• New business development in a competitive B2B wholesale men's suiting environment.

Education

Leiden University

Master's degree, Sinology (Chinese language and culture) · (2003 - 2008)

Leiden University

Minor, Management · (2004 - 2008)

National Taiwan Normal University

Language Diploma, Mandarin Chinese · (2005 - 2006)

Kiev International School (KIS)

Sint Maartens College International School